As filed with the Securities and Exchange Commission on May 21, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ClearBridge MLP and Midstream Total Return Fund Inc.

(Name of Subject Company (issuer))

ClearBridge MLP and Midstream Total Return Fund Inc.

(Name of Filing Person (offeror))

Common Stock

$0.001 Par Value Per Share

(Title of Class of Securities)

18469Q207

(CUSIP Number of Class of Securities)

MARC A. DE OLIVEIRA

SECRETARY AND CHIEF LEGAL OFFICER

100 FIRST STAMFORD PLACE

STAMFORD, CT 06902

(203) 703-7028

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

David W. Blass, Esq.

Ryan P. Brizek, Esq.

Simpson Thacher & Bartlett LLP

900 G Street, NW

Washington D.C. 20001

(202) 636-5500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not Applicable	None

*	This filing relates solely to preliminary communications made before the commencement of a tender offer.

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☒	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3
☒	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

CLEARBRIDGE MLP AND MIDSTREAM TOTAL RETURN FUND INC.

ANNOUNCES TENDER OFFER DETAILS

NEW YORK – (BUSINESS WIRE) – May 21, 2024. ClearBridge MLP and Midstream Total Return Fund Inc. (NYSE: CTR) announced today additional details concerning its previously announced cash tender offer for up to 50% of such Fund’s outstanding shares of common stock (“Shares”) at a price per share equal to 100% of the Fund’s net asset value per Share on the day on which the tender offer expires (the “Offer”). In the event the tender offer is oversubscribed, Shares will be repurchased on a pro rata basis. The Fund commenced the Offer today, May 21, 2024, with an expiration time of 5:00 p.m., New York City time, on June 20, 2024, unless extended. To ensure the Fund can pay proceeds for repurchased Shares promptly after the expiration of the Offer, the Fund intends to reposition its portfolio in an orderly manner in advance of the expiration of the Offer.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to purchase shares of the Fund and the statements in this press release are not intended to constitute an offer to participate in any tender offer. The Offer will be made only by the Offer to Purchase and the related Letter of Transmittal, and related documents, which are on file with the tender offer documentation with the U.S. Securities and Exchange Commission (“SEC”). STOCKHOLDERS OF THE FUND SHOULD READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER. These and other filed documents are available to investors for free both at the website of the SEC and from the Fund. There can be no assurance that any Share repurchases will reduce or eliminate the discount of the Fund’s market price per Share to the Fund’s net asset value per Share.

About the Fund

The Fund is a non-diversified, closed-end management investment company that is managed by Franklin Templeton Fund Adviser, LLC (formerly known as Legg Mason Partners Fund Advisor, LLC) (“FTFA”), and subadvised by ClearBridge Investments, LLC (“ClearBridge”). FTFA and ClearBridge are both indirect wholly-owned subsidiaries of Franklin Resources, Inc., a global investment management organization operating as Franklin Templeton.

This press release may contain statements regarding plans and expectations for the future that constitute forward-looking statements within the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the Fund’s current plans and expectations and are subject to risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Additional information concerning such risks and uncertainties is contained in the Fund’s filings with the SEC.

For more information about the Fund, please call Fund Investor Services: 1-888-777-0102, or consult the Fund’s web site at www.franklintempleton.com/investments/options/closed-end-funds. The information contained on the Fund’s web site is not part of this press release. Hard copies of the Fund’s complete audited financial statements are available free of charge upon request.

About Franklin Templeton

Franklin Resources, Inc. is a global investment management organization with subsidiaries operating as Franklin Templeton and serving clients in over 150 countries. Franklin Templeton’s mission is to help clients achieve better outcomes through investment management expertise, wealth management and technology solutions. Through its specialist investment managers, the company offers specialization on a global scale, bringing extensive capabilities in fixed income, equity, alternatives and multi-asset solutions. With more than 1,500 investment professionals, and offices in major financial markets around the world, the California-based company has over 75 years of investment experience and over $1.6 trillion in assets under management as of April 30, 2024. For more information, please visit franklintempleton.com and follow us on LinkedIn, Twitter and Facebook.

Category: Fund Announcement

Investor Contact: Fund Investor Services 1-888-777-0102

Source: Franklin Resources, Inc.

Source: Legg Mason Closed End Funds

Media Contact: Lisa Tibbitts

+1 (904) 942-4451

Lisa.Tibbitts@franklintempleton.com